August 25, 2009

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
Division of Corporate Finance
United States Security and Exchange Commission
Washington D.C. 20549

Re:	Diatect International Corporation
Form 10-KSB for Year Ended December 31, 2007
Filed March 19, 2008
File No. 0-10147

Ladies and Gentlemen:

Diatect International Corporation (the “Company”) is providing this letter response to your comment letter dated November 21, 2008 with respect to the above referenced Form 10-KSB for the fiscal year ended December 31, 2007.  The Company also has prepared a Form 10-KSB/A amended annual report for such fiscal year, which we intend to file as soon as we confirm that you have no further comments.

For convenient reference, in providing our responses to your comments below, we have restated each of your comments in italicized type followed by our response in regular type.

Balance Sheets

Note1- Summary of Significant Accounting Policies

Intangible Assets, page F8

1.
We note the disclosure indicating that you recognized an impairment of intangible assets, consisting of the labels placed on the Company’s products of $2.8 million in 2003.  We also note that during 2004 and the first six months of 2005, you amortized the remaining carrying value of these assets over an estimated useful life of seven years using the straight-line method.  We further note that in July 2005, the Company concluded that the estimated useful life of the labels was

875 South Industrial Parkway | Heber City, Utah 84032 | 435-654-4370

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
August 25, 2009

indefinite and you therefore ceased amortizing the carrying value of these assets.  In this regard, please tell us and revise the notes to your financial statements and MD&A to explain in further detail what changes in facts or circumstances occurred in July 2005 that resulted in the change in the estimated useful life of these assets from seven years to an indefinite life.  In addition, given your limited market share and the presence of significantly larger competitors with substantial research, development and marketing abilities and efforts, please explain in detail why you believe the remaining useful life of these assets is an indefinite period.  Your response should explain in detail how you considered the various factors outlined in paragraph 11 of SFAS No. 142 in determining that the useful life of this asset is indefinite.

The Company’s Response:

Initially the Company set the lives of their EPA labels at seven years for the purpose of calculating amortization expense for financial reporting and tax compliance.  In July 2005, the Company reviewed SFAS No. 142 and the EPA Labels and determined that the useful life of the labels are much longer than seven years.   In fact, the labels have a registration that lasts 15 years, at which time a re-registration is required.  Furthermore, as stated in SFAS 142 paragraph 11(d), this is a “contractual provision that enables renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions).”

In addition, due to the fact that the EPA has recently shown a propensity to disallow the re-registration of some of the older and more harmful chemicals in favor of organic formulas like those used by the Company, there would be an  increase in the value of the Company’s EPA labels if resold.  We considered this, together with all of the other above factors, to indicate that the use of the labels was indefinite.

In 2006, the Company received the financial backing of investors and experienced a continued trend of increased sales through 2007.  With low overhead and a production process in place, it was believed at the time that the future cash flows related to the EPA labels was sufficient to support the value without further impairment.  During 2008, the trend of increased sales reversed, and the financial backing of the Company was reduced due to a changed economic climate.  As a result, the Company performed an impairment analysis as of December 31, 2008 and determined that the value was fully impaired.

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
August 25, 2009

We have revised our disclosure in our proposed Form 10-KSB/A to clarify our position on this subject.

2.
Furthermore, given the significant operating and net losses experienced by the Company during the periods presented in the financial statements, please tell us explain in your revised disclosures your basis for the conclusion that the remaining carrying value of this asset is not impaired at December 31, 2007.  Your response and your revised disclosure should explain both the methods and significant assumptions that were used to evaluate this intangible asset for impairment during 2007. We may have further comment upon review of your response.

The Company’s Response:

According to SFAS 144, Paragraph 8(b), an indefinite-lived intangible asset is subject to impairment if there is “a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.”  The only change to the business climate at the time was additional investment and an increase in sales volume and therefore was not adverse.

In addition, we considered SFAS 144, paragraph 18 wherein the conditions for estimates of future cash flows to test recoverability of long-lived assets include the following:  the replacement cost of the EPA labels for the Company, the level of investment to go through the rigorous EPA licensing requirements, and the remaining useful life, all of which are estimated to be greater than the carrying value of the EPA labels.

Finally, we examined the continued trend of increasing sales and gross margin in 2006 and 2007 and our future expectations at the end of 2007 of increased sales and decreased costs, we evaluated the carrying cost of the labels to not be in need of impairment.

We have revised our disclosure in our proposed Form 10-KSB/A to reflect these assumptions.

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
August 25, 2009

Note 4. Notes Payable

3.
Please revise Note 4 in future filings to indicate that all of the Company’s notes payable outstanding at December 31, 2007 have been reflected as current liabilities in the Company’s consolidated balance sheet.

The Company’s Response:

As requested, the disclosure has been revised to correspond to the Company’s consolidated balance sheet and will appear in Note 4 as follows:

	December 31,
	2007	2006
Revolving line of credit with financial institution	$49,807	$49,436
Accounts receivable line of credit	185,000	-
Cash advances from shareholder, unsecured	-	97,000
Unsecured 10% notes payable to investors, in default	292,250	306,980
Unsecured 12% notes payable to investors, in default	40,000	50,000
Unsecured 15% notes payable to investors, in default	36,500	286,500
Unsecured 12% convertible promissory notes payable, net of unamortized discount of $135,855 and $191,094, respectively	189,145	603,906
Unsecured 5% notes payable to shareholders, due in 2008	1,220,937	1,220,937
Unsecured 5% notes payable to vendors, due in 2008	564,626	564,626
Total Notes Payable	2,578,265	3,179,385
Less: Current portion	2,578,265	1,393,822
Long-Term Notes Payable	$-	$1,785,563

4.
Please tell us and clarify in Note 4 the manner in which the cash advances from a shareholder and the unsecured notes payable from various parties, including shareholders, were ”settled”.  If such obligations were forgiven by the parties to the obligations, please indicate this in your response and in your revised disclosures.  Also, we note that you recognized gains on settlement of cash advances and notes payable to shareholders of the Company in your consolidated statements of operations related to the settlement of these obligations.  To the extent that these obligations were owed to related parties, such as the Company’s principal shareholders, we believe that any resultant gain from their settlement would be more appropriately accounted for as capital contributions in the Company’s financial statements pursuant to the guidance outlined in footnote 1 to paragraph 20 of APB No. 26.  Please advise or revise appropriate.

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
August 25, 2009

The Company’s Response:

A cash advance was given to the Company by a non-controlling (less than 1%) shareholder in 2001 when the Company was under the control of a previous president of the Company.  Upon consultation with corporate counsel, it was determined that the advances were no longer owed due to the expiration of the statute of limitations.

This shareholder never had a position of control over the Company and was not considered a related party.  Therefore, the capital contribution treatment of APB No. 26, paragraph 20 is not applicable.

In order to sufficiently explain the recognized gains, we have revised our disclosure to clarify the fact that these creditors were only minor shareholders and the fact that the debt was extinguished by the expiration of the applicable statute of limitations.

5.
In a related manner, we note that the Company recognized gains during 2006 in connection with the settlement of obligations owned to La Jolla Cove Investors, Bruce L. Shannon, Brent Larson and Robinson Family LLC.  Please explain the nature of the Company’s relationship with each of these parties at the time it entered into the original debt obligations as well as at the time they were settled or extinguished.  To the extent the Company maintained a related party relationship with these parties, we would expect any gain resulting from the settlement or extinguishment of their debt obligations to be accounted for as capital contributions in accordance with the guidance in footnote 1 to paragraph 20 of APB No. 26.  Please advise or revise as appropriate.

The Company’s Response:

The relationships of La Jolla Cove Investors, Inc., Bruce L. Shannon, Brent Larson and the Robinson Family LLC to the Company were as creditors and minor shareholders.  They had no influence or control relationship with the Company, and therefore they are not considered related parties.  According to the opinion of our corporate counsel, the obligations to those persons had been nullified by the expiration of the applicable statute of limitations and therefore have been terminated.  Since none of those persons are related parties, the capital contribution treatment of APB No. 26, paragraph 20 is not applicable.

We have revised our disclosure in our proposed Form 10-KSB/A to clarify the limitations of our relationships to these creditors.

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
August 25, 2009

Note 6. Commitments and Contingencies

6.
We note the disclosure indicating that in the fourth quarter of 2006, the land and building where the Company maintains its offices and manufacturing facility was sold by a shareholder to Aspen Capital Management, LLC, an entity affiliated with a former director of the Company.  We also note that in connection with this sale, $117,060 of unpaid rent owed by the Company was forgiven.  As the forgiveness of this unpaid rent was made by a shareholder of the Company, it appears that this “gain” on forgiveness of debt should be accounted for as a capital contribution in the Company’s financial statements.  Refer to the guidance outlined in footnote 1 of paragraph 20 of APN no. 26.

The Company’s Response:

The shareholder who owned the building and forgave the rent payable by the Company was a non-controlling (less than 1%) shareholder and had no influence or control over the Company.  That shareholder never had a position of control over the Company and thus was not considered a related party.  Therefore, the capital contribution treatment of APB No. 26, paragraph 20 is not applicable.

Other

7.
In connection with the two previous comments, add disclosure to summarize the components of the $1,046,547 of “Gain from termination of Debt”, and supplementally advise us of the details surrounding debt and related accrued interest in the amount of $773,492 for which the statue of limitations has expired. As part of your response, discuss your relationship with the party to which the debt was due, and the circumstances that led to such large amount being outstanding for such a long period of time. We may have further comment upon reviewing your response.

The Company’s Response:

We have prepared a summary of the components of the “Gain from termination of debt” which we will include in Note 5.  The debt and related accrued interest totaling $773,492 was comprised of (i) the $97,000 cash advance discussed in your comment 4 above; and (ii) an aggregate of $676,492 indebtedness to two note holders, Cloward

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
August 25, 2009

& Associates and Mr. Pigg.  The relationships of those two note holders with the Company were as creditors and minor shareholders.  During the years that the debt was outstanding, there were no actions against the Company to collect the debt.   In consultation with our corporate counsel, the Company concluded that the statute of limitations had expired on each of those obligations.  Therefore, the Company recognized the debt as having been relieved, resulting in a gain.  The Company’s relationship with each of those parties was arm’s length issuer-investor only.  None of those parties were major shareholders, took part of management, or possessed of any other kind of influence over the management of the Company.  Therefore, capital contribution treatment for any portion of the $773,492, under APB No. 26, paragraph 20, is not applicable.

Note 6-Commitments and Contingencies, page F-15

8.
We note the pending Case No. 2:07cv00709.  Please add disclosure to indicate an estimate of the range of loss in accordance with paragraph 10 SFAS 5.  If the range of loss cannot be estimated, state that such an estimate cannot be made.

The Company’s Response:

We have revised our disclosure in our proposed Form 10-KSB/A to state that an estimate of the loss cannot be made.

Other

9.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company’s Response:

The Company acknowledges an understanding that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission.  The Company also acknowledges that the Commission’s staff’s

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
August 25, 2009

comments, or changes to disclosure in response to such staff’s comments, in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In regard to the Company’s responsibilities in the proposed Form 10-KSB/A for the fiscal year ended December 31, 2007 (the “Amendment”), we have the following understanding from discussions that our special counsel in this matter had with Jonathan Ingram of the Office of Chief Counsel in Commission’s Division of Corporation Finance on August 6, 2009.

We understand that since all changes being made in the Amendment are in the Notes to the Company’s financial statements, except for resulting explanations in the forepart of the Amendment as to why the Amendment is being filed and the fact that the current and certifying principal executive officer and principal financial officer were not employed by or otherwise working for the Company during 2007, Items 4 and 5 of the certifications under Section 302 of the Sarbanes-Oxley Act of 2002 are not required and need not be included in Exhibits 31.1 and 31.2 of the Amendment.

If you have any questions or concerns about this matter, please call either the undersigned Patrick Carr at 435-654-4370 or the undersigned Robert Rudman at 813-387-3309.

Sincerely,
_________________________________
Patrick Carr, Chief Executive Officer
_________________________________
Robert Rudman, Chief Financial Officer